SCHEDULE 1

EMPIRE ASSET MANAGEMENT COMPANY LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2015

Total ownership equity from statement of financial condition	$1,435,508
Total non-allowable assets from statement of financial condition	449,383
Net capital before haircuts on securities positions	986,125
Haircuts on securities	22,386
Net capital	$ 963,739
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 265,589
Total aggregate indebtedness	$ 265,589
Percentage of aggregate indebtedness to net capital	27.6%
Computation of basic net capital requirement:	
Minimum net capital required (6.67% of A.I.)	$ 17,706
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 863,739
Excess net capital at 1000%	$ 837,180